Wheeler Real Estate Investment Trust, Inc.

October 23, 2012

VIA EDGAR

Daniel McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11, as amended
File Number: 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for October 23, 2012 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Bradley A. Haneberg at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5790 or by fax at (804) 771-5777.

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

/s/ Jon S. Wheeler
Jon S. Wheeler
President and Chairman of the Board of Directors (Principal Executive Officer)